April 11, 2011

BY EDGAR

Mr. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

Ecopetrol S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed July 15, 2010
File No. 001-34175

Dear Mr. Schwall:

Ecopetrol S.A. (the “Company”) has received a comment letter dated March 18, 2011 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Company’s (i) annual report on form 20-F for fiscal year ended December 31, 2009 (the “Form 20-F”), (ii) response letter dated September 28, 2010 to a comment letter dated August 30, 2010 from the Staff and (iii) response letter dated January 19, 2011 to a comment letter dated December 17, 2010 from the Staff.  On behalf of the Company, I advise you as follows regarding your comments noted below:

Form 20-F, filed July 15, 2010

General

1.	Please confirm that you will disclose the information provided in your response to comments two and three in our letter dated December 17, 2010 in your next annual report on Form 20-F.

Response

The Company confirms that it will disclose the information provided in its response to comments two and three in the Staff’s comment letter dated December 17, 2010 in its next annual report on form 20-F.

Legal Proceedings, page 57

2.
We note your disclosure in the current reports on Form 6-K filed on January 21, 2011 and October 28, 2008 regarding your dispute with Llanos Oil Exploration Ltd.  Please tell us why you have not provided related information in your annual report on Form 20-F pursuant to Item 8.A.7.

Mr. Roger Schwall
United States Securities and Exchange Commission, p. 2

Response

Prior to the Company’s filing of the Form 20-F on July 15, 2010, Llanos Oil Exploration Ltd. (“Llanos Oil”) had not filed any lawsuits against the Company.  Instead, Llanos Oil attempted unsuccessfully to obtain a basis for jurisdiction in The Netherlands, by requesting consecutive attachments against the Company’s assets in such country. Those were ex parte procedures which were not judicially tied to the Company.

Nevertheless, the Company informed the public about these ex parte procedures on a current report on form 6-K dated October 27, 2008 as set forth below:

“…a Summary Trial Judge in Netherlands accepted a request and granted six months the plaintiff to formalize the claim against Ecopetrol S.A. and present the supporting evidence.”

“Ecopetrol S.A. has not been notified or served with any court documents or judicial decision rendered by a court in the Netherlands, nor does it have any knowledge of any legal action or proceeding brought against it in such jurisdiction.”

According to Dutch statutory and case law, Llanos Oil should have formalized a legal claim by April 2009.  Instead, they requested and obtained several extensions.  Llanos Oil finally initiated a lawsuit on July 7, 2010 and the Company received informal information about the existence of this lawsuit on August 3, 2010 after it had filed the Form 20-F.  On January 19, 2011, a hearing took place in the District Court of The Hague which,  according to the Company’s Dutch counsel, commenced the formal legal process in The Netherlands.

Under Decree 2555, 2010, article 5.2.4.1.5 (b)(6) of Colombian Securities law, a lawsuit is not required to be disclosed to the public as material information until a company sends a formal reply to the complaint, which in this case will occur on April 13, 2011.  Nevertheless, although not technically required by Colombian law, Ecopetrol determined that it was appropriate to inform the market in Colombia and abroad and furnished a related current report on form 6-K to the Commission on January 21, 2011 of the new lawsuit filed by Llanos Oil .  The Company has been advised by Dutch counsel that this lawsuit presents little risk to the Company.

The Company supplementally advises the Staff that it will disclose updated information on the lawsuit, if any, in its next annual report on form 20-F.

Loans to Our Directors and Executive Officers, page 101

3.
We note your response to comment four in our letter dated December 17, 2010.  Please tell us whether your executive officers will continue to participate in the housing loans program that you describe in your response.  If they will continue to participate in such program, please provide your analysis as to why such participation would not be restricted by Section 13(k) of the Exchange Act.

Mr. Roger Schwall
United States Securities and Exchange Commission, p. 3

Response

The Company confirms that, other than maintaining housing loans to executive officers (as listed on page 101 of the Form 20-F) which were in place pursuant to a government program prior to the Company registering its American Depositary Shares, since it registered its American Depositary Shares, neither it nor any of its subsidiaries have provided loans (including housing loans), extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer of the Company.  The Company also confirms that it has not materially modified any term of any such extension of credit or renewed any such extension of credit, in each case including the aforementioned housing loans, since its American Depository Shares were registered.

In addition, the Company represents that, other than maintaining housing loans to executive officers (as listed on page 101 of the Form 20-F) which were in place pursuant to a government program prior to the Company registering its American Depositary Shares until they are paid off, neither it, nor any of its subsidiaries will provide loans (including housing loans), extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any executive officer of the Company in the future. In addition, the Company confirms that it will not materially modify any term of any such extension of credit or renew any such extension of credit, in each case including the aforementioned housing loans, in the future.

Disclosure Controls and Procedures, page 122

4.
We have considered your response to comment seven in our letter dated December 17, 2010 and do not agree with your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2009.

A conclusion that internal control over financial reporting is not effective does not necessarily mean that disclosure controls and procedures are not effective.  However, there is substantial overlap between disclosure controls and procedures and internal control over financial reporting.  To the extent internal control over financial reporting impacts public disclosure, disclosure controls and procedures are inclusive of such internal controls, as they apply to all material information to be included in a report, within and outside the financial statements.  In this regards, disclosure controls and procedures include the components of internal control over financial reporting that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP.  For foreign private issuers who file their financial statements in their home country GAAP, this includes controls related to the preparation of the U.S. GAAP reconciliation because the reconciliation is a required element of the financial statements.

The staff believes that officers generally will not be able to conclude disclosure controls and procedures are effective when material weaknesses have been identified in internal control over financial reporting.  As indicated in our prior comment, you disclose that the material weakness impacted your ability to prepare required reconciliations between Colombian Government Entity GAAP and U.S. GAAP and that the errors resulting from the material weakness were identified by your auditors.  In view of these factors, we believe the material weakness related to an aspect of internal control over financial reporting that is also part of disclosure controls and procedures.  Accordingly, we do not concur with your conclusion that your disclosure controls and procedures were effective as of December 31, 2009.

Mr. Roger Schwall
United States Securities and Exchange Commission, p. 4

Response

The Company advises the Staff that after reviewing the Staff’s explanation in comment four above, the Company concurs that, as a result of the material weakness in the Company’s internal control over financial reporting relating to the preparation and analysis of the differences existing between Colombian Government Entity GAAP and US GAAP, its disclosure controls and procedures were then also ineffective as of the period covered by the Form 20-F.  Therefore, the Company will amend and restate its assessment on disclosure controls and procedures in the current report on form 6-K which the Company plans to file in response to some of the Staff’s comments pertaining to the Form 20-F.  The Company expects such filing to occur promptly following the conclusion of the Staff’s review of the Form 20-F.  In addition, such form 6-K will be incorporated by reference into the Company’s registration statement on Form F-3 filed with the Commission on February 12, 2010 (File No. 333-164898).

The text of the revised disclosure is set forth below:

“Ecopetrol S.A. (“Ecopetrol” or the “Company”) hereby amends and restates “Item 15(a) – Controls and Procedures – Disclosure Controls and Procedures” of its annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”)  as follows:

“Disclosure controls and procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, we evaluated the design and effectiveness of our financial disclosure controls and procedures as of the end of the period covered by this annual report, under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even if effective, disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed in the reports that we file and submit under the Securities Exchange Act of 1934 is recorded, summarized and reported as and when required and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, because of the existence of a material weakness in our internal control over financial reporting relating to the preparation and analysis of the differences existing between Colombian Government Entity GAAP and U.S. generally accepted accounting principles (US GAAP).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting, as well as its related potential impact, is described in “Management’s Report on Internal Control over Financial Reporting” below.”

The Company has implemented a remediation plan to cure the material weakness in internal control over financial reporting described in the Form 20-F, which includes steps to improve the Company’s disclosures controls and procedures. The following table sets forth the timeline and status of the Company’s remedial measures:

Mr. Roger Schwall
United States Securities and Exchange Commission, p. 5

Remediation activity	Status

Actions planned for Q3, 2010

1. Creation of compliance team for the U.S. GAAP reconciliation process for Ecopetrol and its Subsidiaries.	Done

2. Hiring experienced personnel to be part of the U.S. GAAP team as well as to improve the skills of the Company and its Subsidiaries in U.S. GAAP.	Done

3. Developing and implementing software (SAP Module) to support the process of preparing and analyzing differences between Colombian Government Entity GAAP and U.S. GAAP.	Done

4. Establishing a formal procedure to review new U.S. GAAP – SEC regulation that may apply to the Company and its Subsidiaries.	Done

5. Designing and executing a training program for accounting personnel at both the Company and its Subsidiaries in order to increase knowledge regarding U.S. GAAP and SEC regulation.	Done

6. Redefining of the Company’s reconciliation process, paying special attention to matters involving the Company’s subsidiaries.	Done

7. Updating the Sarbanes Oxley control procedures according to the new processes.	Done

Actions planned for Q4, 2010

8. Improving monitoring activities on the U.S. GAAP process and establishing a formal method of revision by the personnel involved.	Done

9. Developing standardized forms to collect information from the Company and its Subsidiaries.	Done

10. Conducting a reconciliation process as of September 30, 2010, identifying areas to improve this process, and related monitoring controls.	Done

11. Designing a quality assurance program to the accounting closing process.	Done

12. Defining a lessons learned program for accounting personnel at the Company and its Subsidiaries.	Done

13. Executing a control test for the process using the September 30, 2010 closing exercise.	Done

Mr. Roger Schwall
United States Securities and Exchange Commission, p. 6

Other activities

14. Reviewing and enhancing the capabilities of the Company’s Disclosure Committee.	In process

15. Applying the controls and procedures developed as part of the remediation plan to the reconciliation process as of December 31, 2010.	In process”

Financial Statements

Note 33 – Differences between Colombian Governmental Entity accounting principles and U.S. GAAP, page F-58

5.
Please tell us how you considered FASB ASC 450-20 when you determined that you were not required to disclose the Llanos Oil Exploration dispute in your financial statement footnotes under U.S. GAAP.  Tell us how your determination was consistent with the disclosure you furnished in Form 6-K on October 28, 2008, regarding this matter.  In your response, please address the specific requirements of FASB ASC 450-20-50-1 to 50-10.

Response

On October 28, 2008, the Company furnished a current report on form 6-K to the Commission in order to inform the market of the ex parte procedures initiated by Llanos Oil against the Company before a court in The Hague, The Netherlands and the misinformation campaign initiated by Llanos Oil against the Company in media outlets.  As indicated in the form 6-K, at the time the Company had not been notified or served with any court documents, no judicial decision been rendered by a court in The Netherlands, nor did the Company have any knowledge of any legal action or proceeding brought against it in such jurisdiction.

At the end of 2008, based on the facts of the case, the Company evaluated the probability of loss from this potential contingency as remote.  Therefore, in accordance with FAS 5: Accounting for Contingencies, no provision was recorded and no disclosure was considered necessary in the Company’s financial statements.

Since the ex parte procedures initiated by Llanos Oil were dismissed due to lack of jurisdiction and they failed to file a different request within the period of time granted for such pretentions, at the end of 2009 there were no indications that Llanos Oil would pursue a formal claim against the Company.  Therefore, in accordance with FASB ASC 450-20-55-14, the Company’s assessment was that the situation remained unchanged and no provision or disclosure was considered necessary in the Company’s financial statements.

In addition, since there was no lawsuit at the end of 2009 and, even in the event that a lawsuit were commenced, based on the facts of the case, the Company continued to evaluate the probability of an unfavorable outcome as remote.  Consequently, the situation did not meet the requirements of FASB ASC 450-20-25-2 and was not subject to disclosure requirements by FASB ASC 450-20-50-6.

As set forth in response number 2 above, on January 19, 2011 Ecopetrol was officially notified of a lawsuit commenced by Llanos Oil in a hearing that took place in the District Court of The Hague, The Netherlands.  While not technically required by Colombian law, the Company determined that it was appropriate to inform the market in Colombia and abroad and furnished a related current report on form 6-K to the Commission on January 21, 2011 of the new lawsuit filed by Llanos Oil.

Mr. Roger Schwall
United States Securities and Exchange Commission, p. 7

From the date of the Company’s first current report on form 6-K on October 28, 2008 to date, the Company has periodically evaluated this contingency and, even after the official lawsuit was commenced, continues to believe that the probability of an unfavorable outcome is remote in accordance with FASB ASC 450 Contingencies.  The Company has already made an assessment under Colombian GAAP that no provision is required to be made.  The Company is in the process of finalizing it’s analysis under U.S. GAAP in preparation for the filing of its annual report on form 20-F for fiscal year ended December 31, 2010.  Assuming the Company’s assessment remains unchanged, the Company will not record a provision nor provide disclosure on the lawsuit in the Company’s financial statements to be included in its next annual report on form 20-F.

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 011-57-1234-4254, Camilo Andrés Torres Zárate, of the Corporate Finance Department of the Company, at 011-57-1234-5149 or the Company’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009.

Very truly yours,

/s/ Adriana Echeverri
Chief Financial Officer

cc:	Javier G. Gutiérrez - Chief Executive Officer – Ecopetrol S.A.
Alejandro Giraldo – Investor Relations – Ecopetrol S.A.